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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*



                              TICE TECHNOLOGY, INC.
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                                (Name of Issuer)

                    Common Shares, $0.01 par value per share
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                         (Title of Class of Securities)

                                   886337 11 2
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                                 (CUSIP Number)


                           William A. Tice, President
                              Tice Technology, Inc.
                                 6711 Tice Plaza
                           Knoxville, Tennessee 37918
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 April 30, 1999
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.


--------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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

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                                               CUSIP NO. 886337 11 2
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
1.   Names of Reporting Persons.               LandOak Securities, LLC (IRS Identification No. 62-0815963)
     I.R.S. Identification Nos. of Above       Michael A. Atkins
     Persons (entities only)                   Patrick L. Martin
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2.   Check the Appropriate Box if a                                                                  a) [X]
     Member of a Group (See Instructions)
                                                                                                     b) [ ]

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3.   SEC Use Only

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4.   Source of Funds (See Instructions)        LandOak:                                     WC
                                               Atkins:                                      PF
                                               Martin:                                      PF
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5.   Check if Disclosure of Legal
     Proceedings is Required Pursuant to                                                                [ ]
     Items 2(d) or 2(e)
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6.   Citizenship or Place of Organization      Tennessee

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    Number of       7.   Sole Voting Power     Atkins:                                 300,000
      Shares                                   Martin:                                 300,000
                                               LandOak Securities, LLC                 100,000
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   Beneficially     8.   Shared Voting Power   Atkins (with Martin):                   100,000
      Owned                                    Martin (with Atkins):                   100,000
                                               LandOak Securities, LLC                       0
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     By Each        9.   Sole Dispositive      Atkins:                                 300,000
    Reporting            Power                 Martin:                                 300,000
                                               LandOak Securities, LLC                 100,000
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      Person        10.  Shared Dispositive    Atkins (with Martin):                   100,000
       With              Power                 Martin (with Atkins):                   100,000
                                               LandOak Securities, LLC                       0
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11.  Aggregate Amount Beneficially             LandOak Securities, LLC:                100,000
     Owned by Each Reporting Person            Atkins:                                 300,000
                                               Martin:                                 300,000
                                                                                      --------
                                               As a group:                             700,000

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12   Check if the Aggregate Amount is
     Row (11) Excludes Certain Shares                                                                     [ ]
     (See Instructions)

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13.  Percent of Class Represented by           LandOak Securities, LLC:                  1.16%
     Amount in Row (11)                        Atkins:                                   3.49%
                                               Martin:                                   3.49%
                                                                                       -------
                                               As a group:                               8.14%
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14.  Type of Reporting Person (See             LandOak Securities, LLC:                     BD
     Instructions)                             Atkins:                                      IN
                                               Martin:                                      IN
----------------------------------------------------------------------------------------------------------------



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ITEM 1.   SECURITY AND ISSUER

          This Schedule 13D relates to the Common Shares, $0.01 par value per share (the "Common Shares"), of Tice Technology, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are at 6711 Tice Plaza, Knoxville, Tennessee 37918.

ITEM 2.   IDENTITY AND BACKGROUND

          This Schedule 13D is filed by LandOak Securities, LLC ("LandOak"), a limited liability company organized under the laws of the State of Tennessee; Michael A. Atkins, a natural person; and Patrick L. Martin, a natural person. (LandOak, Mr. Atkins and Mr. Martin collectively, the "Filers") Michael A. Atkins and Patrick L. Martin are the officers, directors and/or controlling persons of LandOak. Information with respect to each of the Filers is set forth below.

          LandOak is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and applicable state laws, and the principal business of LandOak is acting as a broker and dealer in securities. The address of its principal office is 10267 Kingston Pike, Knoxville, Tennessee 37922. During the last five (5) years, LandOak has not been convicted in any criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that subjected LandOak to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or found any violation with respect to such laws.

          Mr. Atkins's business address is 10267 Kingston Pike, Knoxville, Tennessee 37922. Mr. Atkins is a principal of LandOak and a principal of The Lanrick Group ("Lanrick"), the business of which is the provision of wealth management and financial advisory services. During the last five (5) years, Mr. Atkins has not been convicted in any criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that subjected Mr. Atkins to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or found any violation with respect to such laws. Mr. Atkins is a citizen of the United States.

          Mr. Martin's business address is 10267 Kingston Pike, Knoxville, Tennessee 37922. Mr. Martin is a principal of LandOak and a principal of Lanrick, the business of which is the provision of wealth management and financial advisory services. During the last five (5) years, Mr. Martin has not been convicted in any criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that subjected Mr. Martin to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or found any violation with respect to such laws. Mr. Martin is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On April 30, 1999, LandOak purchased 100,000 Common Shares from the Issuer at a price of $40,000. The funds for this purchase were obtained from LandOak's working




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capital, and no part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

          On April 30, 1999, Mr. Atkins purchased 300,000 Common Shares from the Issuer at a price of $120,000. The funds for this purchase were obtained from Mr. Atkins's personal funds, and no part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

          On April 30, 1999, Mr. Martin purchased 300,000 Common Shares from the Issuer at a price of $120,000. The funds for this purchase were obtained from Mr. Martin's personal funds, and no part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 4.   PURPOSE OF TRANSACTION

          Pursuant to a letter agreement dated April 26, 1999 (the "Letter Agreement"), the Filers agreed to purchase an aggregate of 700,000 Common Shares from the Issuer at an aggregate price of $280,000. Pursuant to the Letter Agreement, LandOak will conduct a private placement, on a best-efforts basis, of up to 1,299,997 additional Common Shares at an aggregate price of $909,997.90, plus 10% Notes (the "Notes") in an aggregate principal amount of $1,000,000. In connection with the placement of the additional Common Shares and the Notes, the Issuer will pay LandOak a commission of $189,997.90 upon the consummation of the sale of such additional Common Shares and Notes, and will reimburse LandOak for up to $10,000 in legal costs incurred in connection therewith. Further, the Issuer will grant to the Filers warrants for the purchase of up to 100,000 Common Shares at a price of $0.50 per Common Share. Pursuant to the Letter Agreement, LandOak will have the right to designate two (2) members of the Board of Directors of the Issuer, which Board of Directors will be composed of a total of five (5) members.

          Other than as set forth above, the Filers have no plans or proposals which relate to or would result in any action or transaction described in paragraphs (a) to (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER

      (a) LandOak Securities, LLC                        100,000          1.16%
          Michael A. Atkins                              300,000          3.49%
          Patrick L. Martin                              300,000          3.49%
          All of the above, as a group                   700,000          8.14%



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      (b) LandOak Securities, LLC:

               Sole Voting Power                         100,000
               Shared Voting Power                             0
               Sole Dispositive Power                    100,000
               Shared Dispositive Power                        0

          Michael A. Atkins:

               Sole Voting Power                         300,000
               Shared Voting Power                       100,000
               Sole Dispositive Power                    300,000
               Shared Dispositive Power                  100,000

               Voting and dispositive power is shared with Patrick
               L. Martin as to the 100,000 Common Shares held by LandOak. Information with respect to Mr. Martin is set forth under Item 2 above.

          Patrick L. Martin:

               Sole Voting Power                         300,000
               Shared Voting Power                       100,000
               Sole Dispositive Power                    300,000
               Shared Dispositive Power                  100,000

               Voting and dispositive power is shared with Michael
               A. Atkins as to the 100,000 Common Shares held by LandOak. Information with respect to Mr. Atkins is set forth under Item 2 above.

      (c) Except as set forth herein with respect to the Transaction, none of the Filers has effected any transactions in the Issuer's Common Shares during the sixty (60) days prior to the date hereof.

      (d) No other person is known to any of the Filers to have any right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of such securities.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          As set forth above, pursuant to the Letter Agreement, LandOak will conduct a private placement, on a best-efforts basis, of up to 1,299,997 additional Common Shares at an aggregate price of $909,997.90, plus 10% Notes in an aggregate principal amount of $1,000,000. In



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connection with the placement of the additional Common Shares and the Notes, the
Issuer will pay LandOak a commission of $189,997.90 upon the consummation of the sale of such additional Common Shares and Notes, and will reimburse LandOak for up to $10,000 in legal costs incurred in connection therewith. Further, the Issuer will grant to the Filers warrants for the purchase of up to 100,000
Common Shares at a price of $0.50 per Common Share. Pursuant to the Letter Agreement, LandOak will have the right to designate two (2) members of the Board of Directors of the Issuer, which Board of Directors will be composed of a total of five (5) members.

         Except pursuant to the Letter Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Filers and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


  Exhibit                      Description of Exhibit
  -------                      ----------------------
    1.   Agreement, dated as of April 30, 1999, among LandOak Securities, LLC,
         Michael A. Atkins, and Patrick L. Martin as to the joint filing of this
         Schedule 13D.

    2. Letter Agreement, dated as of April 26, 1999, between The Lanrick Group and Tice Technology, Inc.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                               5/12/99
                                             -----------------------------------
                                             Date



                                             LANDOAK SECURITIES, LLC

                                                By: /s/ Patrick L. Martin
                                                   -----------------------------
                                                   Patrick L. Martin
                                                   Chief Manager


                                              /s/ Michael A. Atkins
                                             -----------------------------------
                                             Michael A. Atkins


                                             /s/ Patrick L. Martin
                                             -----------------------------------
                                             Patrick L. Martin


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
              FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. SS.1001).



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